FORM 4
                                             -------------------------------
                                                       OMB APPROVAL
[ ] Check this box if no longer subject      -------------------------------
    to Section 16. Form 4 or Form 5          OMB Number:           3235-0287
    obligations may continue.  See           Expires:     September 30, 1998
    Instruction 1(b).                        Estimated average burden
                                             hours per response..........0.5
                                             -------------------------------


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1. Name and Address of Reporting Person*

   Sillerman          Robert              F.X.
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   (Last)            (First)            (Middle)

   650 Madison Avenue, 16th Floor
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                     (Street)

   New York            New York         10022
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   (City)               (State)         (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   SFX Entertainment, Inc. (SFXE)

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3. IRS or Social Security Number of Reporting Person (Voluntary)



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4. Statement for Month/Year

   9/98

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5. If Amendment, Date of Original (Month/Year)



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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [X] Director                             [X] 10% Owner
   [X] Officer (give title below)           [ ] Other (specify below)

   Executive Chairman
   ------------------

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7. Individual or Joint/Group Filing (Check applicable line)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

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

                        TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
---------------------------------------------------------------------------------------------------------------------------------
                                                                                    5. Amount of     6. Owner-
                                                                                       Securities       ship
                        2. Trans-     3. Trans-       4. Securities Acquired (A)       Beneficially     Form:
                           action        action          or Disposed of (D)            Owned at         Direct      7. Nature of
                           Date          Code            (Instr. 3, 4 and 5)           End of           (D) or         Indirect
1. Title of Security       (Month/    (Instr. 8)      --------------------------       Month            Indirect       Beneficial
   (Instr. 3)              Day/       ----------      Amount    (A) or     Price       (Instr.          (I)            Ownership
                           Year)      Code    V                 (D)                    3 and 4)         (Instr. 4)     (Instr. 4)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock     4/27/98      J(1)    V     1,882,272   A         -0-                               D
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Class A Common Stock     9/25/98        P             236,786   A       $28.0625        2,119,058           D
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Class A Common Stock     4/27/98      J(1)    V        39,343   A          -0-             39,343           I      By Sillerman
                                                                                                                   Communications
                                                                                                                   Management
                                                                                                                   Corporation
---------------------------------------------------------------------------------------------------------------------------------
Class B Common Stock     01/15/98     A(2)    V       500,000   A          $2.00                            D
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Class B Common Stock     4/27/98      J(1)    V     1,024,168   A          -0-          1,524,168           D
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(1)  Shares issued to the stockholders of SFX Broadcasting, Inc. ("Broadcasting") pursuant to the spin-off of SFX Entertainment,
     Inc. from Broadcasting and to optionholders of Broadcasting in respect of their options.

(2)  In connection with entering into his employment agreement, SFX Entertainment, Inc. sold 500,000 shares of Class B Common
     Stock to Mr. Sillerman at a purchase price of $2.00 per share.

                           TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                    (e.g. puts, calls, warrants, options, convertible securities)
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    1.        2.        3.         4.         5.             6.                 7.           8.        9.         10.       11.
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                                                                           Title and                           Ownership
                                          Number of     Date Exer-         Amount of                           Form of
                                          Derivative    cisable and        Underlying              Number of   Deriv-
                                          Securities    Expiration         Securities      Price   Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of      Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-  Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative   cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-  Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity     End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr. Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)     (Instr. 4)   4)       (Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------------
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Employee      $5.50  01/15/98    A    V  120,000        (3)    01/15/08  Class A  120,000                         D
Stock                                                                    Common
Option                                                                   Stock
(Right
to Buy)
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Employee     $29.125 04/27/98    A    V  250,000        (4)    04/27/08  Class A  250,000                         D
Stock                                                                    Common
Option                                                                   Stock
(Right
to Buy)
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Employee     $43.25  05/27/98    A    V  250,000        (4)    05/27/08  Class A  250,000                         D
Stock                                                                    Common
Option                                                                   Stock
(Right
to Buy)
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

Explanation of Responses:
--------------------------
(3) These options vest in three equal annual installments, beginning on the first anniversary of the date of grant.

(4) These options vest in five equal annual installments, beginning on the first anniversary of the date of grant.

              /s/ Robert F.X. Sillerman                         10/13/98
              ----------------------------------------        ------------
              ** Signature of Reporting Person                    Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

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